
02003722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49759



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pure Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 75th Street, C
(No. and Street)

Darien (City) Illinois (State) 60561 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Cimaglia (630) 960-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago, IL 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Cimaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pure Trading, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
Mary E. Jeffrey
Notary Public, State of Illinois
My Comm. Expires Aug. 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the stockholder of
PURE TRADING, INC.
Darien, Illinois

We have audited the accompanying statement of financial condition of PURE TRADING, INC. (an S corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PURE TRADING, INC. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, LLP

Chicago, Illinois
January 31, 2002

PURE TRADING, INC.
(An S Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	247,390
Receivable from clearing broker-dealers		450,799
U.S. Treasury securities, at market value		199,222
Options owned, at market value		6,250
Deposits with clearing organizations		30,000
Property and equipment, net		3,133
Other assets		10,300
TOTAL ASSETS	$	947,094

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	170,995
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		259,729
Retained earnings		515,370
Total Stockholder's Equity		776,099
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	947,094

The accompanying notes are an integral part of these financial statements.

PURE TRADING, INC.
(An S Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUE	
Firm trading	$ 1,441,317
Interest	50,627
Total Revenue	1,491,944
EXPENSES	
Employee compensation and benefits	518,175
Commissions, floor brokerage and clearing fees	781,222
Communications	351,191
Occupancy	23,007
Depreciation	15,110
Professional fees	21,753
Interest expense	10,194
Other	91,118
Total Expenses	1,811,770
NET LOSS	$(319,826)

The accompanying notes are an integral part of these financial statements.

PURE TRADING, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stock-holder's Equity
BALANCE - December 31, 2000	1,000	$ 1,000	$ 259,729	$1,126,196	$1,386,925
Distributions to stockholder	-	-	-	(291,000)	(291,000)
Net Loss	-	-	-	(319,826)	(319,826)
BALANCE - December 31, 2001	1,000	$ 1,000	$ 259,729	$ 515,370	$ 776,099

The accompanying notes are an integral part of these financial statements.

PURE TRADING, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net loss	$ (319,826)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation expense	15,110
Change in assets and liabilities	
Decrease in receivable from clearing broker-dealer	511,002
Decrease in securities owned	90,313
Increase in U.S. Treasury securities	(199,222)
Increase in deposits with clearing organizations	(30,000)
Decrease in other assets	125
Decrease in accounts payable and accrued expenses	(30,394)
Total Adjustments	356,934
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,108
INVESTING ACTIVITIES	
Purchase of equipment	(3,916)
NET CASH USED IN INVESTING ACTIVITIES	(3,916)
FINANCING ACTIVITIES	
Distributions to stockholder	(291,000)
NET CASH USED IN FINANCING ACTIVITIES	(291,000)
NET DECREASE IN CASH	(257,808)
CASH AT DECEMBER 31, 2000	505,198
CASH AT DECEMBER 31, 2001	$ 247,390

Supplemental Cash Flow Information:

Cash payments for interest during the year	$ 10,194
Cash payments for income taxes during the year	$ -

The accompanying notes are an integral part of these financial statements.

PURE TRADING, INC.
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(1) NATURE OF BUSINESS

PURE TRADING, INC. (the "Company") is a registered broker/dealer formed on October 25, 1996 under the Illinois Business Corporation Act. The Company, which trades on a proprietary basis, makes markets in over-the-counter stocks, and does not have any public and/or retail order flow.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned
Securities owned, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Property and Equipment
Property and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2001, accumulated depreciation was $72,102.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

The Company has elected S Corporation status under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes is required to be reflected in these financial statements.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with other securities broker/dealers. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. The gross notional (or contractual) amounts of options owned was approximately $136,000. The average contract value of options owned during the year was approximately $136,000.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the proprietary trading gains originated from trading strategies which did not involve derivative financial instruments.

(5) *SIGNIFICANT CONCENTRATION OF CREDIT RISK*

At December 31, 2001, a credit concentration with one of the Company's clearing broker consisted of approximately $350,000 representing the market value of the Company's trading accounts.

The Company maintains its cash balance in one financial institution located in Chicago. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2000, the Company's uninsured balance totaled $147,390.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $757,068 which exceeded requirements by $507,068 and the ratio of aggregate indebtedness to net capital was less than 1 to 1.

(7) *OPERATING LEASES*

The Company signed an office space lease which expires on March 31, 2002. The future minimum lease payments are $5,655. Total rent paid during 2001 was $23,007.

SUPPLEMENTARY INFORMATION

PURE TRADING, INC.
(An S Corporation)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

CREDITS		
Total stockholder's equity	$	776,099
TOTAL CREDITS		776,099
DEBITS		
Non-allowable assets		
Property and equipment, net		3,133
Other assets		10,300
TOTAL DEBITS		13,433
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		762,666
Haircuts on securities		(5,598)
NET CAPITAL	$	757,068
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	507,068
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Specified liabilities - accounts payable and accrued expenses	$	170,995
TOTAL AGGREGATE INDEBTEDNESS	$	170,995
Percentage of aggregate indebtedness to net capital		23%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

PURE TRADING, INC.
(An S Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder of
PURE TRADING, INC.
Darien, Illinois

In planning and performing our audit of the financial statements of PURE TRADING, INC. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PURE TRADING, INC., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that PURE TRADING, INC., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2001, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chez, LLP

Chicago, Illinois
January 31, 2002